UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Share Subscription Agreement dated April 13, 2009.

Entry into a Material Definitive Agreement
On April 13, 2009, Satyam Computer Services Limited (“Satyam”) executed a share subscription agreement (the “Share Subscription Agreement”) with Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), and Tech Mahindra. Pursuant to the Share Subscription Agreement, Tech Mahindra has agreed to subscribe to and acquire 302,764,327 shares of Satyam (the “Initial Shares”), representing 31% of the share capital of Satyam after giving effect to the issuance of the Initial Shares at a price of Rs. 58 per share (the “Preferential Allotment”), resulting in an aggregate subscription amount of approximately Rs. 17,560 million (or approximately US$351 million based on the exchange rate of Rs. 50 to US$1). The closing of the Preferential Allotment is subject to fulfillment of certain conditions and obtaining the required regulatory approvals.
A copy of the Share Subscription Agreement is attached hereto as exhibit 99.1 and is incorporated herein by reference.
Exhibits:
99.1	Share Subscription Agreement dated April 13, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman

Name : G. Jayaraman Title : Company Secretary

Date: April 17, 2009

EXHIBITS INDEX
99.1	Share Subscription Agreement dated April 13, 2009.